Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the nine months ended September 30, 2005 and 2004, and the years ended December 31, 2004, 2003, 2002, 2001, and 2000:

	Year ended December 31,					Nine months ended Sept. 30,
	2004	2003	2002	2001	2000	2005	2004
	($ in thousands, except per share data)
Pre-tax income (loss) from continuing operations	$(21,076)	$(8,151)	$(7,523)	$659	$2,884	$(14,053)	$(2,903)

Fixed charges - Interest expense	2,796	3,202	1,602	1,340	1,072	2,612	1,903
Preference security dividend	—	726	637	378	160	351	—

Total fixed charges and preference dividends	$2,796	$3,928	$2,239	$1,718	$1,232	$2,963	$1,903

Minority interest in earnings of consolidated subsidiary	—	—	—	—	709	—	—

Earnings (pre-tax income (loss) from continuing operation plus fixed charges less minority interest)	$(18,280)	$(4,949)	$(5,921)	$1,999	$3,247	$(11,441)	$(1,000)

Ratio of earnings to combined fixed charges and Preference dividends	—	—	—	1.16	2.64	—	—

Dollar deficiency for ratios less than 1:1	$23,872	$12,079	$9,762	$—	$—	$17,016	$4,806